Revere Securities LLC

650 Fifth Avenue, 35th Floor

New York, NY 10019

December 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mobiquity Technologies, Inc.
Registration Statement on Form S-1 (File No. 333-260364)

Ladies and Gentlemen:

Reference is made to our letter filed as correspondence via EDGAR on November 30, 2021, in which we, as the Co-Managing Underwriter, requested the acceleration of the effective date of the above-captioned Registration Statement for December 2, 2021 at 4:00 p.m. Eastern Time, in accordance with Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date. We will notify you once we are prepared to request acceleration of the effective date of the above-captioned Registration Statement.

Very truly yours,

Revere Securities LLC

By:	/s/ Arthur M. DeFilippo
Name:	Arthur M. DeFilippo
Title:	Managing Director